SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the notice of Redemption of the 8.500% Notes due 2017, Series No. 1, issued by the Company, filed with the Mercado de Valores de Buenos Aires S.A. and the Comisión Nacional de Valores.

NOTICE OF REDEMPTION
IRSA Inversiones y Representaciones Sociedad Anónima
8.500% Notes due 2017, Series No. 1
CUSIP Nos. 450047AF2 and P5880CAA8*
ISIN Nos. US450047AF21 and USP5880CAA82*

Notice is hereby given that pursuant to the provisions of Article X of the Indenture, dated as of February 2, 2007 among IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), The Bank of New York, as Trustee (the “Trustee”), Co-Registrar, Principal Paying Agent and Transfer Agent, and Banco Río de la Plata S.A., as Registrar, Paying Agent, Transfer Agent and Representative of the Trustee in Argentina (the “Indenture”), as amended and supplemented by the First Supplemental Indenture, dated as of April 7, 2016, between IRSA and the Trustee (the “Supplemental Indenture”), relating to IRSA’s 8.500% Notes due 2017, Series No. 1 (the “Notes”), and Section 11 of the terms and conditions of the Notes set forth in the Pricing Supplement attached to each of the Global Securities representing the Notes, IRSA has elected to redeem US$74,554,000 aggregate principal amount of the Notes, which represents all of the Notes that remain outstanding, on October 11, 2016 (the “Redemption Date”) at a redemption price equal to 100% of the aggregate principal amount of the outstanding Notes (the “Redemption Price”) plus accrued interest and Additional Amounts, if any, from the most recent date to which interest has been paid to (but excluding) the Redemption Date. US$ 1,000 will be payable per each US$ 1,000 aggregate principal amount of Notes. Payment of the Redemption Price, accrued interest and Additional Amounts, if any, will be made in accordance with the redemption provisions contained in the Indenture. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

On the Redemption Date, the Redemption Price, accrued interest and Additional Amounts, if any, will become due and payable on the Notes. On the Redemption Date, interest on the Notes will cease to accrue from and after such date, unless IRSA defaults in making such redemption payment.

The Redemption Price, accrued and unpaid interest on the Notes to the Redemption Date and Additional Amounts, if any, will be paid only upon presentation and surrender of the Notes to the Trustee, as Paying Agent at 111 Sanders Creek Parkway, East Syracuse, New York 13057, or with respect to Notes held in book-entry form, in accordance with applicable book-entry and procedures of The Depository Trust Company. Under current U.S. federal income tax law, backup withholding, at a rate of 28%, generally may apply to the payment of gross redemption proceeds, unless (i) in the case of a payee that is a United States person (as determined for U.S. federal income tax purposes), the Paying Agent has received a properly completed IRS Form W-9 setting forth the payee’s taxpayer identification number, or (ii) the payee otherwise establishes an exemption. A payee that is not a United States person (as determined for U.S. federal income tax purposes) generally may establish an exemption from backup withholding by providing to the Paying Agent an applicable IRS Form W-8, upon which it certifies its foreign status.

*Neither IRSA nor the Trustee shall be responsible for the selection or use of the CUSIP Nos. or ISINs, nor is any representation made as to the correctness or accuracy of the CUSIP Nos. or ISINs on the Notes or in this Redemption Notice. The CUSIP Nos. and ISINs are included solely for the convenience of the Holders of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 9, 2016